UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Our View on the ISS Report Regarding Proposal No. 3 at Our 19th Annual General Meeting of Shareholder

Tokyo, June 11, 2024 — MUFG today announced that it has confirmed that Institutional Shareholder Services, Inc. (hereinafter referred to as “ISS”) has issued a report recommending a vote for the Proposal No.3, “Partial amendment to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)”, scheduled for discussion at the 19th Annual General Meeting of Shareholders on June 27, 2024.

Accordingly, we would like to present our company’s view on ISS’s recommendation for the proposal as follows. We kindly ask our shareholders to review the Notice of Convocation of the Annual General Meeting of Shareholders and our company’s view below, and we hope for your understanding and support for the proposal.

1.	ISS’s vote recommendation

ISS recommends a vote for the Proposal No. 3 for the following reasons.

Item	Reason for ISS’s recommendation to vote for the proposal
Proposal 3.	A vote FOR this shareholder proposal is warranted because:
Partial amendment to the Articles of Incorporation (Director competencies for the effective management of climate-related business risks and opportunities)	Disclosing information on how climate-related risks and opportunities are factored in the selection of outside directors and the board evaluation would be of value to MUFG shareholders given the climate risk and other environmental impacts of the company’s current strategy.

2.	Our View

(1)	Composition of the Board of Directors

Our company’s approach to the composition of the Board of Directors is disclosed in the Corporate Governance Report [Supplementary Principle 4.11.1]. In order to lead the resolution of social issues such as climate change, we have committed to placing individuals with knowledge, expertise, and experience in “sustainability,” including climate change.

<Approach to the Composition of the Board of Directors>

[Supplementary Principle 4.11.1]

View on the balance of knowledge, experience and skills, and diversity and size, of the board of directors as a whole

The Board of Directors of MUFG decides key management policies and is responsible for management oversight. In order for the Board of Directors to appropriately fulfill its role, it is necessary to have an appropriately balanced composition as a whole with diverse knowledge and expertise related to finance, financial accounting, risk management, compliance and so forth as well as diversity, in addition to deep knowledge of MUFG Group’s business. Specifically, it is as follows.

•

Independent outside directors shall have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint.

•	Executive directors shall have extensive knowledge of MUFG Group’s business and the ability to appropriately perform management of MUFG Group.

•

In addition, the Board of Directors as a whole has directors who have the experience in “global” fields in view of the MUFG’s business development and “IT and digital” and “sustainability” to lead the resolution of social issues such as the digital shift and climate change.

(Source) Corporate Governance Report https://www.mufg.jp/dam/profile/governance/report/pdf/report_en.pdf

(2)	Director competencies

Out of the 16 director candidates, 11 individuals (including 6 external director candidates) possess competency in “sustainability,” including climate change. Furthermore, we are committed to improving the competency of the Board of Directors through regular study sessions and timely information updates.

<Knowledge, Expertise, and Experience of Outside Directors and Candidates >

<External Advisors>

We hold regular meetings for executive officers to exchange opinions with external advisors and leverage on external expertise.

Rintaro Tamaki

President of the Japan Center for International Finance. Former financial official with a background as Deputy Secretary-General of the OECD in charge of environmental and financial sectors and possesses extensive knowledge in international economics and finance.

Junko Edahiro	Professor at Graduate School of Leadership and Innovation, Shizenkan University. Served as a board member on high-level government panels and other bodies with expertise in climate change as well as in a wide range of social area such as biodiversity and regional revitalization.

Kenji Fuma	CEO of Neural Inc. Possess knowledge and business insights based on consulting experience in sustainability management and ESG investment advisory.

(3)	Supervision by the Board of Directors

We have designated “sustainability,” including climate change, as an important discussion topic at the Board of Directors. In the BoD, deliberations on enforcement initiatives, including business opportunities and risks related to climate change, are discussed regularly. In the new medium-term management plan, which was formulated after multiple discussions at the BoD, “ Driving Social & Environmental Progress” has been positioned as one of the three pillars. Achieving a carbon neutrality has been set as one of the most important issues to be prioritized in sustainability management.

<Climate Agenda at the Board of Directors and Affiliated Committees (FY2023)>

(4)	Evaluation Framework of the Board of Directors’ Operations

Every year since 2013, we have retained external consultants to evaluate the Board of Directors. These consultants conduct questionnaire surveys and interviews with all of the Directors regarding the purpose, composition/expertise, agendas/discussions, and the promotion of reform of the Board, as well as self-assessment of each Director. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board. In the fiscal year 2023, it was confirmed that monitoring, including important proposals such as sustainability, was functioning effectively, ensuring the effectiveness of the Board of Directors.

<Evaluation Framework of the Board of Directors’ Operations>

<Results of the Evaluation of the Effectiveness of the Board of Directors in Fiscal 2023>

For more details on MUFG’s initiatives regarding climate change and our views on shareholder proposals, you can check the following website.

•	MUFG Climate Change Initiatives and Views on the Shareholder Proposals

•	Presentation Material

https://www.mufg.jp/dam/ir/presentation/2024/pdf/slides2405_en.pdf

•	Webcast

https://c-hotline.net/Viewer/Default/4502c3753701297730b981e8f91af5a410f5

We kindly ask our shareholders to review the Notice of Convocation of the Annual General Meeting of Shareholders and our company’s views mentioned above, and we hope for your understanding and support for the proposal in question.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

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